UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

AUGUST 9, 2012

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement Financial report for the period 1 January 2012 to 30 June 2012

9 August 2012

Novo Nordisk increased operating profit by 31% in the first half of 2012Sales grew 17% driven by Victoza®, NovoRapid® and Levemir®

•	Sales grew 17% to 37.2 billion in Danish kroner and by 12% in local currencies.
	o	Sales of modern insulins increased by 20% (15% in local currencies).®
	o	Sales of Victoza increased by 82% (73% in local currencies).
	o	Sales in North America increased by 29% (19% in local currencies).
	o	Sales in International Operations increased by 19% (17% in local currencies)

•	Reported gross margin improved by 1.3 percentage points to 81.7%.

•	Reported operating profit increased by 31% to DKK 14,038 million. Measured in local currencies, operating profit increased by 21%.

•	Net profit increased by 22% to DKK 10,010 million. Earnings per share (diluted) increased by 26% to DKK 17.99.

•	The regulatory reviews of the new ultra-long-acting insulins, with the intended brand names Tresiba® and Ryzodeg®, progress in the major markets. In the US, the review has been extended with the tentative scheduling of an FDA advisory committee meeting 8 November.

•	The first phase 3a trial for IDegLira, a fixed ratio combination of insulin degludec and liraglutide, demonstrates superior glucose control in the IDegLira-treated patients while reconfirming the competitive profiles of Tresiba® and Victoza®.

•	In the recently completed pivotal phase 3 trial for vatreptacog alfa, a fast-acting recombinant coagulation factor VIIa analogue, one patient developed antibodies with a potentially neutralising effect. The impact of this finding on the project is currently being evaluated.

•	For 2012, sales growth measured in local currencies is now expected to be 9-12% (previously 8-11%), and operating profit growth measured in local currencies is now expected to be around 15% (previously at least 10%).

Lars Rebien Sørensen, president and CEO: “We are very satisfied with the financial performance in the first half of 2012, driven by a continued strong performance of our modern insulins and Victoza®. We are also encouraged by the IDegLira data which show the benefits of Tresiba® in combination with Victoza®.”

Company Announcement No 50 / 2012				Page 1 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

Consolidated financial statements for the first six months of 2012

The present unaudited consolidated financial statements for the first six months of 2012 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as applied in the Annual Report 2011 of Novo Nordisk. Furthermore, the financial report, including the consolidated financial statements for the first six months of 2012 and Management’s review, has been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) endorsed by the EU effective for the accounting period beginning on 1 January 2012. These IFRSs have not had a significant impact on the consolidated financial statements for the first six months of 2012.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

			% change
	H1 2012	H1 2011	H1 2011
Profit and loss			to H1 2012

Sales	37,219	31,694	17%

Gross profit	30,392	25,478	19%
Gross margin	81.7%	80.4%

Sales and distribution costs	10,053	8,893	13%
Percentage of sales	27.0%	28.1%

Research and development costs	5,070	4,613	10%
Percentage of sales	13.6%	14.6%

Administrative expenses	1,555	1,534	1%
Percentage of sales	4.2%	4.8%

Licence fees and other operating income	324	245	32%

Operating profit	14,038	10,683	31%
Operating margin	37.7%	33.7%

Net financials	(1,038)	(25)	N/A
Profit before income taxes	13,000	10,658	22%

Net profit	10,010	8,207	22%
Net profit margin	26.9%	25.9%

Other key numbers

Depreciation, amortisation and impairment losses	1,294	1,430	(10%	)
Capital expenditure	1,371	1,176	17%

Net cash generated from operating activities	12,738	9,639	32%
Free cash flow	11,311	8,295	36%

Total assets	60,978	61,528	(1%	)
Equity	31,334	36,966	(15%	)
Equity ratio	51.4%	60.1%

Average number of shares outstanding (million) - diluted	556.4	575.3	(3%	)
Diluted earnings per share / ADR (in DKK)	17.99	14.27	26%

Full-time employees at the end of the period	32,819	31,549	4%

Company Announcement No 50 / 2012				Page 2 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

Sales development

Sales increased by 17% in Danish kroner and by 12% measured in local currencies compared to the first six months of 2011. North America was the main contributor to growth with 64% share of growth measured in local currencies, followed by International Operations and Region China, contributing 21% and 9%, respectively. The majority of growth originated from the modern insulins and Victoza®. Sales growth was negatively impacted by close to 1.5 percentage points due to healthcare and pricing reforms in several European markets, the US, International Operations and China.

	Sales	Growth		Growth		Share of
	H1 2012	as		in local		growth
	DKK	reported		currencies		in local
	million					currencies
The diabetes care segment
Modern insulins	16,480	20%		15%		54%
– NovoRapid®	7,346	22%		15%		25%
– NovoMix®	4,488	12%		7%		7%
– Levemir®	4,646	28%		22%		22%
Human insulins	5,499	4%		(1%	)	(2%	)
Protein-related products	1,246	7%		2%		1%
Victoza®	4,283	82%		73%		46%
Oral antidiabetic products	1,369	0%		(6%	)	(2%	)
Diabetes care total	28,877	21%		15%		97%

The biopharmaceuticals segment
NovoSeven®	4,360	5%		0%		0%
Norditropin®	2,786	15%		9%		6%
Other products	1,196	(3%	)	(8%	)	(3%	)
Biopharmaceuticals total	8,342	6%		1%		3%

Total sales	37,219	17%		12%		100%

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from May 2012 and May 2011 provided by the independent data provider IMS Health.

Diabetes care sales development

Sales of diabetes care products increased by 21% measured in Danish kroner to DKK 28,877 million and by 15% in local currencies. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 25% compared to 24% at the same point in time last year.

Modern insulins, human insulins and protein-related products

Sales of modern insulins, human insulins and protein-related products increased by 15% in Danish kroner to DKK 23,225 million and by 10% measured in local currencies, with North America and International Operations having the highest growth rates. Novo Nordisk is the global leader with 50% of the total insulin market and 46% of the modern insulin market.

Sales of modern insulins increased by 20% in Danish kroner to DKK 16,480 million and by 15% in local currencies. North America accounted for more than half of the growth, followed by Region China and International Operations. Sales of modern insulins now constitute 75% of Novo Nordisk’s sales of insulin.

Company Announcement No 50 / 2012				Page 3 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

Insulin market shares	Novo Nordisk’s share of		Novo Nordisk’s share of
(volume, MAT)	total insulin market		modern insulin market

	May 2012	May 2011	May 2012	May 2011
Global	50%	50%	46%	46%
USA	41%	41%	37%	37%
Europe	51%	52%	50%	50%
International Operations*	59%	59%	56%	56%
Japan	57%	61%	52%	55%
China**	62%	63%	66%	68%

Source: IMS Health, IMS Midas Quantum data, May 2012
*:	Data for 12 selected markets representing approximately 60% of diabetes sales in the region
**:	Data for mainland China, excluding Hong Kong and Taiwan

North America
Sales of modern insulins, human insulins and protein-related products in North America increased by 27% in Danish kroner and by 18% in local currencies, reflecting a continued solid market penetration of the modern insulins, NovoLog®, Levemir® and NovoLog® Mix 70/30, partly countered by a continued decline in human insulin sales. Currently, around 48% of Novo Nordisk’s modern insulin volume in the US is being sold in the prefilled device FlexPen® compared to around 44% in 2011.

Europe
 Sales of modern insulins, human insulins and protein-related products in Europe remained unchanged both in Danish kroner and in local currencies. Sales in Europe reflect a continued progress for NovoRapid® and Levemir® partly countered by declining human insulin sales. Sales growth in Europe is negatively impacted by a continued low insulin volume growth, below 3%, gradual market share losses and by the implementation of healthcare reforms in a number of European markets. The device penetration in Europe remains high with more than 96% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales of modern insulins, human insulins and protein-related products in International Operations increased by 19% in Danish kroner and by 17% in local currencies. The growth is driven by all three modern insulins and with solid contribution from human insulin. Currently, around 58% of Novo Nordisk’s insulin volume in the major private markets is being sold for use in devices.

Region China
 Sales of modern insulins, human insulins and protein-related products in Region China increased by 27% in Danish kroner and by 14% in local currencies. The sales growth was driven by all three modern insulins, while sales of human insulin only grew modestly. Currently, around 97% of Novo Nordisk’s insulin volume in China is being sold for use in devices, primarily Penfill® for use in the durable device NovoPen®.

Japan & Korea
Sales of modern insulins, human insulins and protein-related products in Japan & Korea increased by 3% measured in Danish kroner but declined by 7% in local currencies. Sales growth is negatively impacted by a lack of volume growth in the Japanese market and a continuously challenging competitive environment. Novo Nordisk now holds 57% of the total insulin market in Japan and 52% of the modern insulin market. The device penetration in

Company Announcement No 50 / 2012				Page 4 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

Japan remains high with more than 98% of Novo Nordisk’s insulin volume being used in devices, primarily the FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales reached DKK 4,283 million, reflecting solid sales performance in all regions. The global roll-out is continuing, with 53 countries having launched Victoza® by the end of June 2012 and more than 10 countries preparing to launch in the second half of 2012. Victoza® holds the global market share leadership with a 65% market share in the GLP-1 segment compared to 47% in 2011. The GLP-1 class’ share of the total diabetes care market has increased to 5.1% compared to 3.8% in 2011.

GLP-1 market shares	GLP-1 share of total		Victoza® share of
(value, MAT)	diabetes care market		GLP-1 market

	May 2012	May 2011	May 2012	May 2011
Global	5.1%	3.8%	65%	47%
USA	6.3%	5.0%	58%	41%
Europe	5.8%	4.3%	73%	59%
International Operations*	2.5%	0.4%	79%	18%
Japan	2.1%	0.8%	82%	92%
China**	0.4%	0.2%	23%	0%

Source: IMS Health, IMS Midas Quantum data, May 2012
*:	Data for 12 selected markets representing approximately 60% of diabetes sales in the region
**:	Data for mainland China, excluding Hong Kong and Taiwan

North America
Sales of Victoza® in North America increased by 81% in Danish kroner and by 69% measured in local currencies. This reflects a continued expansion of the GLP-1 class, which represents 6.3% of the total US diabetes care market compared to 5.0% in 2011. Despite the launch of a competitive product, Victoza® continues to drive the US GLP-1 market expansion and is the GLP-1 market leader with a 58% market share.

Europe
Sales in Europe increased by 60% in Danish kroner and by 59% measured in local currencies. This reflects continued roll-out across Europe and in particular sales growth in France, Italy, the UK and Spain. In Europe, the GLP-1 class’ share of the total diabetes care market has increased to 5.8% compared to 4.3% in 2011. Victoza® is the GLP-1 market leader with a market share of 73%.

International Operations
Sales in International Operations increased by 293% in Danish kroner and by 306% measured in local currencies. This reflects continued strong performance, driven by Brazil and certain Middle Eastern countries and a modest comparison base in 2011. The GLP-1 class is expanding in International Operations and represents 2.5% of the total diabetes care market compared to 0.4% in 2011. The significant expansion of the GLP-1 class is driven by a strong uptake in Brazil. Victoza® is the GLP-1 market leader across International Operations, with a market share of 79%.

Region China
Victoza® was launched in China during the fourth quarter of 2011. Early market feedback is positive and hospital listings are developing satisfactorily. The GLP-1 class in China is relatively modest in size, but its share of the total diabetes care market is expanding to 0.4% compared to 0.2% in 2011. Victoza® holds a GLP-1 market share of 23%.

Company Announcement No 50 / 2012				Page 5 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

Japan & Korea
 Sales in Japan & Korea increased by 83% in Danish kroner and by 65% measured in local currencies. In Japan, the GLP-1 market is growing and represents 2.1% of the total diabetes care market compared to 0.8% in 2011. Victoza® is the leader in the Japanese GLP-1 class with a market share of 82%.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
Sales of oral antidiabetic products were stable in Danish kroner at DKK 1,369 million, but decreased by 6% measured in local currencies. The sales development reflects modest sales growth in all regions except Europe where generic competition is negatively impacting overall sales in several markets.

Biopharmaceuticals sales development
Sales of biopharmaceutical products increased by 6% measured in Danish kroner to DKK 8,342 million and by 1% measured in local currencies primarily driven by higher sales in the US partly countered by lower sales in Europe.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 5% in Danish kroner to DKK 4,360 million and were unchanged in local currencies. The market for NovoSeven® remains negatively impacted by stricter budgetary controls and an increased number of inhibitor patients participating in clinical trials. In local currencies, the sales development reflects a rebound in the second quarter of 2012, following the modest sales in the first quarter of 2012. The sales rebound in the second quarter of 2012 is primarily driven by a number of patients with major bleeding episodes in the US which is partly countered by a negative impact from timing of tenders in International Operations.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 15% measured in Danish kroner to DKK 2,786 million and by 9% measured in local currencies. The sales growth is primarily driven by International Operations, partially due to timing of sales, and North America. Novo Nordisk is the second-largest company in the global growth hormone market with a 24% market share measured by volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, decreased by 3% in Danish kroner to DKK 1,196 million and by 8% measured in local currencies. This development primarily reflects an impact from generic competition to Activella® being partly countered by continued sales progress for Vagifem® in the US and a decline in glucagon demand for diagnostic purposes in Japan.

Development in costs
The cost of goods sold grew 10% to DKK 6,827 million, resulting in a gross margin of 81.7% compared to 80.4% in 2011. This improvement primarily reflects an underlying improvement driven by favourable price development in North America and a positive impact from product mix due to increased sales of modern insulins and Victoza®. The gross margin was positively impacted from currencies by around 0.5 percentage point as a result of the appreciation of primarily the US dollar and the Japanese yen versus the Danish krone compared to 2011.

Company Announcement No 50 / 2012				Page 6 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

Total non-production-related costs increased by 11% to DKK 16,678 million and by 7% in local currencies.

Sales and distribution costs increased by 13% to DKK 10,053 million and by 8% in local currencies. The cost increase in local currencies is driven by increased marketing costs in the US, sales and marketing investments in selected countries in International Operations as well as the sales force expansion of approximately 300 sales representatives in China in mid-2011.

Research and development costs increased by 10% to DKK 5,070 million and by 8% in local currencies. The cost increase in local currencies is primarily driven by development costs related to the on-going phase 3 trials for liraglutide in obesity and the phase 3a trials for IDegLira, a fixed ratio combination of insulin degludec and liraglutide. Within biopharmaceuticals, costs are primarily related to the continued progress of the portfolio of development projects within haemophilia and the phase 2 trial for anti-IL-20, a recombinant human monoclonal antibody, in rheumatoid arthritis.

Licence fees and other operating income constituted DKK 324 million compared to DKK 245 million in 2011. This development reflects a higher level of recurring royalty income.

Net financials
Net financials showed a net expense of DKK 1,038 million compared to a net expense of DKK 25 million in 2011.

In line with Novo Nordisk’s treasury policy the most significant foreign exchange risks for the group have been hedged primarily through forward currency contracts. Reflecting the portfolio of foreign currency exchange hedging contracts the foreign exchange result was an expense of DKK 963 million compared to an income of DKK 32 million in 2011. This development reflects losses on foreign exchange hedging involving especially the US dollar and the Japanese yen due to their appreciation versus Danish kroner compared to the exchange rate level prevailing in 2011.

Key developments in the second quarter
Please refer to appendix 1 for an overview of the quarterly numbers in DKK.

Sales in the second quarter of 2012 increased by 22% to DKK 19,468 million and by 13% in local currencies compared to the same period in 2011. The growth was driven by all three modern insulins and Victoza®, but Norditropin® and NovoSeven® also contributed to growth. From a geographic perspective North America and International Operations represented the majority of growth. Victoza® sales of DKK 2,293 million in the second quarter of 2012 were primarily driven by the US and Europe.

The gross margin increased to 82.4% in the second quarter of 2012 compared to 80.6% in the same period last year. The underlying increase was driven by a positive impact from pricing in the US and a favourable product mix development. The reported gross margin was further improved by a positive currency impact of 0.8 percentage point.

In the second quarter of 2012, total non-production-related costs increased by 10% to DKK 8,545 million and by 5% in local currencies compared to the same period last year.

Company Announcement No 50 / 2012				Page 7 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

Sales and distribution costs in Danish kroner increased by 12% as reported and by 5% in local currencies in the second quarter of 2012 compared to the same period last year. In local currencies, the cost increase is driven by increased marketing costs in the US, sales and marketing investments in selected countries in International Operations as well as the sales force expansion of approximately 300 sales representatives in China in mid-2011.

Research and development costs in Danish kroner increased by 10% as reported and by 7% in local currencies in the second quarter of 2012 compared to the same period last year. In local currencies, the increased costs primarily reflect the continued progress of key development projects and investments in the expansion of Novo Nordisk’s global research activities. The development costs in 2011 included non-recurring impairment charges related to tangible and intangible assets.

Administration costs in Danish kroner were unchanged as reported and declined by 3% in local currencies in the second quarter of 2012 compared to the same period last year. In local currencies, the decline primarily reflects a refund of a previously expensed fine related to an import licence for a major market in International Operations.

Reported operating profit increased by 45% in the second quarter of 2012 compared to the same period last year, and by approximately 30% in local currencies. This primarily reflects the strong sales growth, the improvement in gross margin as well as modest growth levels for both sales and distribution costs and research and development costs relative to sales.

Outlook 2012
The current expectations for 2012 are summarised in the table below:

Expectations are as reported, if not	Current expectations	Previous expectations
otherwise stated	9 August 2012	27 April 2012

Sales growth
- in local currencies	9-12%	8-11%
- as reported	Around 7 percentage points	Around 4 percentage points
	higher	higher

Operating profit growth
- in local currencies	Around 15%	At least 10%
- as reported	Around 12 percentage points	Around 6.5 percentage points
	higher	higher

Net financials	Expense of around	Expense of around DKK 800
	DKK 1,950 million	million

Effective tax rate	Around 23%	Around 23%

Capital expenditure	Around DKK 3.5 billion	Around DKK 3.5 billion

Depreciation, amortisation and	Around DKK 2.9 billion	Around DKK 2.9 billion
impairment losses

Free cash flow	Around DKK 19 billion	Around DKK 18 billion

Novo Nordisk now expects sales growth in 2012 of 9-12% measured in local currencies. This is based on expectations of continued market penetration of Novo Nordisk’s key products, as well as expectations for continued intense competition, generic competition to oral antidiabetic products and impact from the implementation of healthcare reforms primarily in the US, Europe and China. Given the current level of exchange rates versus Danish kroner, the reported sales growth is now expected to be around 7 percentage points higher than the growth measured in local currencies.

Company Announcement No 50 / 2012				Page 8 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

For 2012, operating profit growth is now expected to be around 15% measured in local currencies. This reflects a significant increase in costs in the second half of 2012 driven by the expansion of the US sales force, launch preparations for Tresiba®, as well as sales and marketing investments in China and a selected number of countries in International Operations. The expectation for a higher level of operating profit growth reflects the increased expectations for sales growth and a deferral of significant costs related to the US launch of Tresiba® to 2013, which previously were expected to be incurred in 2012. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is now expected to be around 12 percentage points higher than growth measured in local currencies.

For 2012, Novo Nordisk now expects a net financial expense of around DKK 1,950 million. The current expectation primarily reflects losses associated with currency hedging contracts following the appreciation of the US dollar and the Japanese yen versus Danish kroner compared to the exchange rates prevailing in 2011. The expectations for losses related to currency hedging contracts are more than offset by the expected significant positive net impact on reported operating profit from the appreciation of invoicing currencies versus Danish kroner.

Foreign exchange hedging losses of approximately DKK 500 million, as of 7 August, are deferred for future income recognition in 2013 when the hedged operating cash flows will be realised.

The effective tax rate for 2012 is still expected to be around 23%.

Capital expenditure is still expected to be around DKK 3.5 billion in 2012, primarily related to investments in filling capacity and a prefilled device production facility in Denmark. Expectations for depreciation, amortisation and impairment losses are still expected to be around DKK 2.9 billion, and free cash flow is now expected to be around DKK 19 billion reflecting the increased expectations for operating profit growth.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during the remainder of 2012 and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 825 million	11
JPY	DKK 200 million	12
CNY	DKK 110 million	12*
GBP	DKK 80 million	11

* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Company Announcement No 50 / 2012				Page 9 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

Research and development update

Diabetes care: Insulin and GLP-1
Tresiba® and Ryzodeg® regulatory update
The regulatory reviews for Tresiba® (the intended brand name for insulin degludec) and Ryzodeg® (the intended brand name for insulin degludec/insulin aspart) continue to progress. Novo Nordisk has now submitted Tresiba® and Ryzodeg® for regulatory review in the US, EU, Japan, Switzerland, Canada, South Africa, India, Australia, Brazil, Mexico and Russia. In July, Novo Nordisk announced that the US Food and Drug Administration (FDA) has informed the company that an FDA Advisory Committee meeting is tentatively scheduled for 8 November 2012 to discuss the submitted New Drug Applications (NDA) for Tresiba® and Ryzodeg®. The FDA has not informed Novo Nordisk about a new action date to replace the revised action date, 29 October, announced in June 2012.

American Diabetes Association (ADA) meeting 8-12 June 2012 in Philadelphia, USA
At the annual meeting of the American Diabetes Association (ADA) held in Philadelphia, Novo Nordisk presented results from the company’s broad diabetes research and development activities. Novo Nordisk had a solid scientific presence with 60 accepted abstracts including four orals and four late-breaking abstracts. Key presentations by Novo Nordisk focused on Tresiba® and included a pre-specified meta-analysis of the rate of hypoglycaemia across phase 3a trials comparing Tresiba® with insulin glargine. The meta-analysis, for which headline data previously were announced in February 2011, showed that treatment with Tresiba® resulted in significantly lower rates of overall and nocturnal hypoglycaemia. For patients with type 2 diabetes, there was a statistically significant difference for both overall and nocturnal hypoglycaemia, whereas for people with type 1 diabetes, there was a statistically significant difference for nocturnal hypoglycaemia.

First phase 3a clinical trial results for IDegLira (NN9068)
DUAL™ I, the first phase 3a trial with IDegLira, a fixed ratio combination of the ultra-long-acting insulin degludec (Tresiba®) and the once daily human GLP-1 analogue, liraglutide (Victoza®), for treatment of patients with type 2 diabetes has been completed. In DUAL™ I, more than 1,600 patients with type 2 diabetes, previously inadequately controlled on one or two oral anti-diabetic drugs (OADs), were randomised to 26 weeks of once-daily treatment with either IDegLira, Tresiba® or Victoza®.

After 26 weeks, patients randomised to Tresiba® or Victoza® obtained levels of blood sugar control comparable to earlier findings, while patients randomised to IDegLira experienced a statistically significant greater reduction in HbA1c. The trial thus met its primary endpoints of superiority compared to Victoza® and non-inferiority compared to Tresiba®. Starting from a baseline HbA1c of 8.3%, 81% of patients using IDegLira achieved the ADA and the European Association for the Study of Diabetes (EASD) HbA1c treatment target of 7%, and 70% reached the American Academy of Clinical Endocrinology (AACE) target of 6.5%. The corresponding numbers for Tresiba® and Victoza® were 65% and 61% for the ADA target, and 48% and 41% for the AACE target, respectively.

The low rate of hypoglycaemia observed in patients treated with Tresiba® was comparable to that observed in the recently finalised phase 3 programme. The greater HbA1c reduction in patients treated with IDegLira, resulting from the combined effect of the ultra-long-acting insulin Tresiba® and the once daily GLP-1 analogue Victoza®, was associated with a statistically significant lower rate of confirmed hypoglycaemia compared to treatment with Tresiba® alone.

Company Announcement No 50 / 2012				Page 10 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
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The patients treated with Victoza® experienced a weight loss of 3 kg while the patients treated with Tresiba® saw a weight increase of around 1.5 kg. Patients treated with IDegLira experienced a weight loss around 0.5 kg.

Tresiba® and Victoza® both confirmed previous safety and tolerability profiles and no apparent differences between the three treatment groups were observed with respect to adverse events and standard safety parameters.

Overall, the data from DUAL™ I reconfirm the competitive profiles of Tresiba® and Victoza®, and the trial documents that patients can benefit from the advantages of both compounds when combined in one product. Novo Nordisk expects DUAL™ II, the second phase 3a trial, to be completed towards the end of 2012.

Semaglutide (NN9535) to enter phase 3 as Novo Nordisk’s once-weekly GLP-1 candidate
In June, Novo Nordisk announced the decision to initiate the global phase 3 development programme, SUSTAIN™, for semaglutide with the first study expected to start in the first half of 2013. Semaglutide successfully completed phase 2 development in 2010. At that time, it was decided to evaluate semaglutide and a once-weekly formulation of liraglutide, being studied in a phase 1 trial, before selecting a candidate for phase 3 development. Upon completion, the phase 1 trial reconfirmed the safety profile of liraglutide, but semaglutide has been assessed to have a more attractive profile for once-weekly administration. In phase 3a, semaglutide will be investigated in more than 8,000 people with diabetes.

Phase 1 trial initiated for OI362GT (NN1954), a new oral insulin
Novo Nordisk has initiated the first phase 1 trial to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of OI362GT in approximately 100 healthy subjects. Trial completion is expected in the first half of 2013.

FDA approves paediatric indication for Levemir®
In May, the FDA approved Levemir® for use in children aged 2-5. With this label extension, which already is approved in the EU, Levemir® is now the modern long-acting insulin offering treatment to the widest range of patients in both regions.

NovoMet® approved in China
NovoMet® has been approved by the Chinese State Food and Drug Administration (SFDA). NovoMet® is a fixed combination of metformin and repaglinide, a compound in the meglitinide class. The product is marketed as PrandiMet® in the US. The tablet is indicated as an adjunct to diet and exercise to improve glycaemic control in adults with type 2 diabetes mellitus who are already treated with both a meglitinide and metformin or who have inadequate glycaemic control on either a meglitinide or metformin alone. Launch is expected towards the end of 2013.

NovoPen® 5, a new durable insulin pen, launched
In June, Novo Nordisk launched NovoPen® 5, a novel durable insulin pen for adults, in Denmark. The design of NovoPen® 5 is based on the NovoPen® 4 platform with the addition of an integrated memory function displaying last dose information. Novo Nordisk expects to launch NovoPen® 5 in more European countries in the second half of 2012.

Biopharmaceuticals: Haemophilia
Recombinant factor XIII approved in Canada
In July, the Canadian Health authority, Health Canada, was the first to approve Novo Nordisk’s new recombinant factor XIII product. The product was approved for once-monthly prophylactic treatment of congenital FXIII A-subunit deficiency and will be the only recombinant treatment

Company Announcement No 50 / 2012				Page 11 of 24
Financial report for the period 1 January 2012 to 30 June 2012

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option for this rare disease, affecting approximately 900 people worldwide. Launch is expected in the second half of 2012 under the brand name Tretten®.

In Europe, the adoption by the European Commission of the previously announced positive opinion from the Committee for Medicinal Products for Human Use (CHMP) is now expected in September 2012.

Anti-drug antibodies observed in vatreptacog alfa (NN1731) phase 3 trial
Novo Nordisk recently completed the pivotal phase 3 trial for vatreptacog alfa, a fast-acting recombinant coagulation factor VIIa analogue, in haemophilia patients with inhibitors. In the trial, anti-drug antibodies were observed in a few patients and in one patient, a potentially neutralising effect has now been observed in one sample. The impact of this finding on the project is being evaluated as part of the phase 3 programme completion. Final results of the blinded and randomised trial including 72 patients and 568 treated bleeding episodes are expected in October 2012.

Biopharmaceuticals: Inflammation
Phase 2b trial with Anti-IL-20 (NN8226) initiated in patients with rheumatoid arthritis
Novo Nordisk has initiated the first phase 2b clinical trial with Anti-IL-20, a fully human monoclonal antibody, in patients with active rheumatoid arthritis. The trial will investigate the effects of different doses of Anti-IL-20 compared to placebo, when administered as weekly subcutaneous injections in patients on a stable background of methotrexate therapy who are inadequate responders to anti-TNFa biologics.

Phase 1 trial initiated for Anti-C5aR-215 (NN8210) for rheumatoid arthritis
In June, Novo Nordisk initiated the first phase 1 trial for Anti-C5aR-215, a recombinant human monoclonal antibody. The aim of this trial is to describe the safety and tolerability of single intravenous and subcutaneous doses of Anti-C5aR-215 in patients with active rheumatoid arthritis on a background of methotrexate treatment. The trial will enrol 36 subjects with active rheumatoid arthritis and is expected to be completed by mid-2013.

Sustainability update
The number of full-time employees was 32,819 as of 30 June 2012 compared to 31,549 as of 30 June 2011. The expansion was led by countries in International Operations and within Research and Development in Denmark, India, China and the US.

On the occasion of the United Nations Conference on sustainable development, Rio+20, held in Rio de Janeiro in June 2012 to celebrate and renew the political commitments from the first Earth Summit in 1992, Novo Nordisk marked the company's 20 years of focus on sustainability. The Triple Bottom Line approach, today an integral part of Novo Nordisk's governance, decision-making and performance reporting, builds on the principles of sustainable development launched at the summit in 1992. The company’s journey is documented in the book ’20 years in the business of sustainability’, which is available on the webpage: www.novonordisk.com/sustainability as a PDF file.

A key element in these efforts is Novo Nordisk’s global Changing Diabetes® initiative. In late April 2012, the OECD and the Danish Diabetes Association, with support from Novo Nordisk, hosted the European Diabetes Leadership Forum in Copenhagen. The Forum convened more than 700 policymakers and healthcare leaders with the objective of finding innovative solutions to better manage chronic diseases with diabetes as the focal point, in light of the growing

Company Announcement No 50 / 2012				Page 12 of 24
Financial report for the period 1 January 2012 to 30 June 2012

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diabetes prevalence and its economic implications. The outcomes of the Forum were collected in the Copenhagen Roadmap which was released in June. The Copenhagen Roadmap presents practical and concrete initiatives to improve diabetes prevention, early detection and intervention as well as management and control.

Equity
Total equity was DKK 31,334 million at the end of the first six months of 2012, equivalent to 51.4% of total assets, compared to 60.1% at the end of the first six months of 2011. The development in equity ratio is primarily driven by the timing of share repurchases and increased dividend payments – lowering retained earnings – while the liabilities grow in line with operations. Please refer to appendix 5 for further elaboration of changes in equity.

Treasury shares and 2012 share repurchase programme
On 2 May 2012, Novo Nordisk announced the purchase of 5,100,000 B shares for an amount of DKK 4.2 billion from Novo A/S. Also on 2 May 2012, Novo Nordisk announced a DKK 1.8 billion share repurchase programme as part of the overall DKK 12 billion programme to be executed during a 12-month period starting 2 February 2012. The purpose of the programme is to reduce the company’s share capital. Under the programme announced 2 May, Novo Nordisk has repurchased B shares for an amount of DKK 1.8 billion in the period from 2 May 2012 to 3 August 2012, when the programme was concluded. Novo Nordisk has now repurchased 10,365,758 shares corresponding to a total value of DKK 8.5 billion under the DKK 12 billion programme.

As per 3 August 2012, Novo Nordisk A/S and its wholly-owned affiliates owned 15,226,277 of its own B shares, corresponding to 2.7% of the total share capital.

As part of the execution of Novo Nordisk A/S’ DKK 12 billion share repurchase programme for a 12-month period starting 2 February 2012, a new share repurchase programme has now been initiated in accordance with the provisions of the European Commission’s regulation No 2273/2003 of 22 December 2003 (The Safe Harbour Regulation). For that purpose, J.P. Morgan Securities Ltd. as lead manager will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 2.0 billion during the trading period from 9 August 2012 to 29 October 2012. A maximum of 95,044 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX

Copenhagen during the month of July 2012, and a maximum of 5,512,552 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

Legal update
In May 2009, Novo Nordisk entered into a Deferred Prosecution Agreement (DPA) for a three-year period with the US Department of Justice relating to certain actions undertaken by Novo Nordisk under the Oil For Food Programme for Iraq. Novo Nordisk had to comply with the terms of the DPA in order for the case to be dismissed. Novo Nordisk has subsequently enacted a detailed programme to ensure compliance with the DPA, including a reinforced governance structure, enhanced third-party due diligence systems and periodic testing of systems, policies and procedures. The DPA expired on 11 May 2012, and the U.S. District Court for the District of Columbia has dismissed the case. Accordingly, the DPA no longer imposes any obligations on Novo Nordisk.

Company Announcement No 50 / 2012				Page 13 of 24
Financial report for the period 1 January 2012 to 30 June 2012

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As of 6 August 2012, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 41 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Furthermore, 54 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Pfizer Inc. has publicly announced the settlement of many of its hormone therapy cases. The reduction in pending cases is the result of Pfizer Inc. settling several cases that also involve Novo Nordisk’s products. Currently, Novo Nordisk does not have any trials scheduled in 2012. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

After the US Supreme Court reversed the decision of the US Court of Appeals for the Federal Circuit (‘CAFC’) on 17 April 2012 and held that Caraco Pharmaceutical Laboratories, Ltd. and its parent Sun Pharmaceutical Industries, Ltd. (collectively ‘Caraco’) have the right to file a counterclaim to correct Novo Nordisk’s use code for Prandin® contained in the Orange Book, the case was remanded to the CAFC for further proceedings. Caraco had argued that Novo Nordisk’s use code for Prandin® was too broad and prevented generics from marketing a generic version of Prandin® (repaglinide). On 30 July 2012, the CAFC ordered Novo Nordisk to file a revised use code with the FDA consistent with the guidance contained in its order. As a result, the appeal related to the use code currently before the CAFC is now concluded. Novo Nordisk’s appeal of the decision by the US District Court for the Eastern District of Michigan, which held US Patent No. 6,677,358 covering the use of repaglinide and metformin invalid and unenforceable, will proceed before the CAFC. A decision is expected in 2013.

Financial calendar

3 October 2012	Novo Nordisk's investor and analyst event at EASD
31 October 2012	Financial statement for the first nine months of 2012
31 January 2013	Financial statement for 2012

Conference call details
At 13.00 CET today, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’ (http://www.novonordisk.com/investors/download-centre/default.asp). Presentation material for the conference call will be available approximately one hour prior to the start of the conference call on the same page.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2011 and Form 20-F, both filed with the SEC in February 2012, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

Company Announcement No 50 / 2012				Page 14 of 24
Financial report for the period 1 January 2012 to 30 June 2012

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–	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
–	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials
–	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
–	statements of the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook 2012’, ‘Research and development update’, ‘Equity’ and ‘Legal update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk Management’ on pp 22-24 of the Annual Report 2011 available on the company’s website novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement No 50 / 2012				Page 15 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
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Investor Relations	Denmark	Telefax:
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Management statement

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first six months of 2012. The financial report has not been audited or reviewed by the company’s independent auditors.

The consolidated financial statements for the first six months of 2012 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as applied in the Annual Report 2011 of Novo Nordisk. Furthermore, the financial report, including the consolidated financial statements for the first six months of 2012 and Management’s review, has been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the consolidated financial statements for the first six months of 2012 is adequate. Furthermore, in our opinion, Management's review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 9 August 2012

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen
COS	COO	CSO

Board of Directors:

Sten Scheibye	Göran Ando	Bruno Angelici
Chairman	Vice chairman

Henrik Gürtler	Ulrik Hjulmand-Lassen	Thomas Paul Koestler

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk	Liz Hewitt

Company Announcement No 50 / 2012				Page 16 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

Contacts for further information

Media:	Investors:

Mike Rulis	Kasper Roseeuw Poulsen
Tel: (+45) 4442 3573	Tel: (+45) 4442 4303
mike@novonordisk.com	krop@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

In North America:	In North America
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 786 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Further information about Novo Nordisk is available on the company’s website novonordisk.com

Company Announcement No 50 / 2012				Page 17 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
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Investor Relations	Denmark	Telefax:
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Appendix 1: Quarterly numbers in DKK
(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).

							% change
	2012			2011			Q2 2012 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2011

Sales	19,468	17,751	18,120	16,532	16,001	15,693	22%
Gross profit	16,044	14,348	14,998	13,281	12,902	12,576	24%
Gross margin	82.4%	80.8%	82.8%	80.3%	80.6%	80.1%

Sales and distribution costs	5,203	4,850	5,387	4,724	4,633	4,260	12%
Percentage of sales	26.7%	27.3%	29.7%	28.6%	29.0%	27.1%
Research and development costs	2,563	2,507	2,752	2,263	2,323	2,290	10%
Percentage of sales	13.2%	14.1%	15.2%	13.7%	14.5%	14.6%
Administrative expenses	779	776	923	788	778	756	0%
Percentage of sales	4.0%	4.4%	5.1%	4.8%	4.9%	4.8%
Licence fees and other operating income (net)	154	170	145	104	97	148	59%

Operating profit	7,653	6,385	6,081	5,610	5,265	5,418	45%
Operating margin	39.3%	36.0%	33.6%	33.9%	32.9%	34.5%

Share of profit/(loss) in associated companies	-	-	(4)	-	-	-	N/A
Financial income	146	47	6	154	270	84	(46%	)
Financial expenses	856	375	272	308	167	212	413%
Net financials	(710)	(328)	(270)	(154)	103	(128)	(789%	)

Profit before income taxes	6,943	6,057	5,811	5,456	5,368	5,290	29%

Net profit	5,346	4,664	4,689	4,201	4,134	4,073	29%

Depreciation, amortisation and impairment losses	656	638	692	615	825	605	(20%	)
Capital expenditure	855	516	1,182	645	627	549	36%
Net cash generated from operating activities	5,823	6,915	3,981	7,754	4,531	5,108	29%
Free cash flow	4,945	6,366	2,751	7,066	3,792	4,503	30%
Total assets	60,978	61,210	64,698	62,013	61,528	59,001	(1%	)
Total equity	31,334	32,358	37,448	35,428	36,966	34,768	(15%	)
Equity ratio	51.4%	52.9%	57.9%	57.1%	60.1%	58.9%
Full-time employees at the end of the period	32,819	32,252	32,136	32,016	31,549	30,867	4%
Basic earnings per share/ADR (in DKK)	9.72	8.38	8.40	7.45	7.26	7.13	34%
Diluted earnings per share/ADR (in DKK)	9.67	8.32	8.33	7.39	7.21	7.06	34%
Average number of shares outstanding (million)	549.1	556.7	557.6	563.5	569.1	571.6	(4%	)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	552.4	560.5	561.9	568.1	573.8	576.7	(4%	)

Sales by business segment:
Modern insulins (insulin analogues)	8,613	7,867	7,856	7,232	6,972	6,705	24%
Human insulins	2,781	2,718	2,790	2,698	2,642	2,655	5%
Protein-related products	621	625	569	574	527	639	18%
Victoza®	2,293	1,990	2,096	1,547	1,250	1,098	83%
Oral antidiabetic products (OAD)	653	716	649	562	653	711	0%
Diabetes care total	14,961	13,916	13,960	12,613	12,044	11,808	24%
NovoSeven®	2,451	1,909	2,131	2,044	2,140	2,032	15%
Norditropin®	1,440	1,346	1,340	1,275	1,180	1,252	22%
Other products	616	580	689	600	637	601	(3%	)
Biopharmaceuticals total	4,507	3,835	4,160	3,919	3,957	3,885	14%

Sales by geographic segment:
North America	8,356	7,324	7,582	6,804	6,165	6,035	36%
Europe	5,081	4,596	4,998	4,728	4,847	4,595	5%
International Operations	2,757	2,734	2,463	2,286	2,415	2,203	14%
Region China	1,550	1,612	1,300	1,175	1,151	1,376	35%
Japan & Korea	1,724	1,485	1,777	1,539	1,423	1,484	21%

Segment operating profit:
Diabetes care	5,270	4,638	4,419	3,636	3,415	3,115	54%
Biopharmaceuticals	2,383	1,747	1,662	1,974	1,850	2,303	29%

Company Announcement No 50 / 2012				Page 18 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
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Investor Relations	Denmark	Telefax:
+45 4444 6626

Appendix 2: Income statement and Statement of comprehensive income

	H1	H1	Q2	Q2
DKK million	2012	2011	2012	2011

Income statement
Sales	37,219	31,694	19,468	16,001
Cost of goods sold	6,827	6,216	3,424	3,099

Gross profit	30,392	25,478	16,044	12,902

Sales and distribution costs	10,053	8,893	5,203	4,633
Research and development costs	5,070	4,613	2,563	2,323
Administrative expenses	1,555	1,534	779	778
Licence fees and other operating income (net)	324	245	154	97

Operating profit	14,038	10,683	7,653	5,265

Financial income	193	354	146	270
Financial expenses	1,231	379	856	167

Profit before income taxes	13,000	10,658	6,943	5,368

Income taxes	2,990	2,451	1,597	1,234

NET PROFIT	10,010	8,207	5,346	4,134

Basic earnings per share (DKK)	18.10	14.39	9.72	7.26
Diluted earnings per share (DKK)	17.99	14.27	9.67	7.21

Segment Information

Segment sales:
Diabetes care	28,877	23,852	14,961	12,044
Biopharmaceuticals	8,342	7,842	4,507	3,957
Segment operating profit:
Diabetes care	9,908	6,530	5,270	3,415
Operating margin	34.3%	27.4%	35.2%	28.4%
Biopharmaceuticals	4,130	4,153	2,383	1,850
Operating margin	49.5%	53.0%	52.9%	46.8%

Total segment operating profit	14,038	10,683	7,653	5,265

Statement of comprehensive income

Net profit for the period	10,010	8,207	5,346	4,134
Other comprehensive income:
Realisation of previously deferred (gains)/losses on cash flow hedges to
income statement	838	496	441	144
Deferred gains/(losses) on cash flow hedges arising during the period	(528)	896	(1,115)	(106)
Exchange rate adjustments of investments in subsidiaries	(109)	(212)	(135)	23
Deferred gains/(losses) on equity investments	23	3	(14)	(2)
Other	(5)	(57)	(17)	8
Tax on other comprehensive income, income/(expense)	(51)	(464)	271	(48)

Other comprehensive income for the period, net of tax	168	662	(569)	19

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	10,178	8,869	4,777	4,153

Company Announcement No 50 / 2012				Page 19 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
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Investor Relations	Denmark	Telefax:
+45 4444 6626

Appendix 3: Balance sheet

DKK million	30 Jun 2012	31 Dec 2011

ASSETS

Intangible assets	1,449	1,489
Property, plant and equipment	21,085	20,931
Investments in associated companies	40	39
Deferred income tax assets	2,285	2,414
Other financial assets	201	234

TOTAL NON-CURRENT ASSETS	25,060	25,107

Inventories	9,431	9,433
Trade receivables	9,923	9,349
Tax receivables	1,236	883
Other receivables and prepayments	2,911	2,376
Marketable securities	3,322	4,094
Derivative financial instruments	27	48
Cash at bank and in hand	9,068	13,408

TOTAL CURRENT ASSETS	35,918	39,591

TOTAL ASSETS	60,978	64,698

EQUITY AND LIABILITIES
Share capital	560	580
Treasury shares	(14)	(24)
Retained earnings	30,839	37,111
Other reserves	(51)	(219)

TOTAL EQUITY	31,334	37,448

Loans	502	502
Deferred income tax liabilities	2,808	3,206
Retirement benefit obligations	474	439
Provisions	2,007	2,324

Total non-current liabilities	5,791	6,471

Current debt	388	351
Trade payables	2,642	3,291
Tax payables	2,492	1,171
Other liabilities	8,554	8,534
Derivative financial instruments	1,488	1,492
Provisions	8,289	5,940

Total current liabilities	23,853	20,779

TOTAL LIABILITIES	29,644	27,250

TOTAL EQUITY AND LIABILITIES	60,978	64,698

Company Announcement No 50 / 2012				Page 20 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

Appendix 4: Statement of cash flows

DKK million	H1 2012	H1 2011

Net profit	10,010	8,207

Adjustment for non-cash items	7,352	3,743
Change in working capital	(1,728)	(859)
Interest received	178	154
Interest paid	(19)	(22)
Income taxes paid	(3,055)	(1,584)

Net cash generated from operating activities	12,738	9,639

Purchase of intangible assets and other financial assets	(56)	(168)
Proceeds from sale of property, plant and equipment	15	-
Purchase of property, plant and equipment	(1,386)	(1,176)
Net change in marketable securities	750	1,019

Net cash used in investing activities	(677)	(325)

Purchase of treasury shares, net	(8,709)	(3,273)
Dividends paid	(7,742)	(5,700)

Net cash used in financing activities	(16,451)	(8,973)

NET CASH GENERATED FROM ACTIVITIES	(4,390)	341

Cash and cash equivalents at the beginning of the period	13,057	11,960
Exchange gain/(loss) on cash and cash equivalents	14	(36)

Cash and cash equivalents at the end of the period	8,681	12,265

Additional information:
Cash and cash equivalents at the end of the period	8,681	12,265
Marketable securities at the end of the period	3,323	2,908
Undrawn committed credit facilities	4,832	4,475

FINANCIAL RESOURCES AT THE END OF THE PERIOD	16,836	19,648

Net cash generated from operating activities	12,738	9,639
Net cash used in investing activities	(677)	(325)
Net change in marketable securities	(750)	(1,019)

FREE CASH FLOW	11,311	8,295

Company Announcement No 50 / 2012				Page 21 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

Appendix 5: Statement of changes in equity

					Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Deferred gain/ loss on cash flow hedges	Tax and other adjustments	Total other reserves	Total

H1 2012
Balance at the beginning of the period	580	(24)	37,111	398	(1,184)	567	(219)	37,448
Profit for the period			10,010					10,010
Other comprehensive income for the period, net of tax				(109)	310	(33)	168	168

Total comprehensive income for the period	580	(24)	47,121	289	(874)	534	(51)	47,626

Transactions with owners, recognised directly in equity:
Dividends			(7,742)					(7,742)
Share-based payment			159					159
Reduction of the B share capital	(20)	20						-
Purchase of treasury shares		(11)	(8,768)					(8,779)
Sale of treasury shares		1	69					70

Balance at the end of the period	560	(14)	30,839	289	(874)	534	(51)	31,334

					Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Deferred gain/ loss on cash flow hedges	Tax and other adjustments	Total other reserves	Total

H1 2011
Balance at the beginning of the period	600	(28)	36,097	571	(672)	397	296	36,965
Profit for the period			8,207					8,207
Other comprehensive income for the period, net of tax				(212)	1,392	(518)	662	662

Total comprehensive income for the period	600	(28)	44,304	359	720	(121)	958	45,834

Transactions with owners, recognised directly in equity:
Dividends			(5,700)					(5,700)
Share-based payment			105					105
Reduction of the B share capital	(20)	20						-
Purchase of treasury shares		(5)	(3,325)					(3,330)
Sale of treasury shares		1	56					57

Balance at the end of the period	580	(12)	35,440	359	720	(121)	958	36,966

Company Announcement No 50 / 2012				Page 22 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

Appendix 6: Quarterly numbers in EUR / supplementary information

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding). Key figures are translated into EUR as supplementary information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items.

The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

							% change
	2012			2011			Q2 2012 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2011

Sales	2,618	2,388	2,435	2,219	2,146	2,105	22%
Gross profit	2,157	1,930	2,015	1,783	1,730	1,687	24%
Gross margin	82.4%	80.8%	82.8%	80.3%	80.6%	80.1%
Sales and distribution costs	699	653	722	636	620	572	12%
Percentage of sales	26.7%	27.3%	29.7%	28.6%	29.0%	27.1%
Research and development costs	345	337	370	303	312	307	10%
Percentage of sales	13.2%	14.1%	15.2%	13.7%	14.5%	14.6%
Administrative expenses	105	104	125	105	105	101	0%
Percentage of sales	4.0%	4.4%	5.1%	4.8%	4.9%	4.8%
Licence fees and other operating income (net)	21	23	19	14	13	20	59%
Operating profit	1,029	859	817	753	706	727	45%
Operating margin	39.3%	36.0%	33.6%	33.9%	32.9%	34.5%

Share of profit/(loss) in associated companies	-	-	(1)	-	-	-	N/A
Financial income	20	6	1	21	36	11	(46%	)
Financial expenses	116	50	36	41	23	28	413%
Net financials	(96)	(44)	(36)	(20)	13	(17)	(789%	)
Profit before income taxes	933	815	781	733	719	710	29%
Net profit	719	627	630	564	555	546	29%
Depreciation, amortisation and impairment losses	88	86	93	82	111	81	(20%	)
Capital expenditure	115	69	159	86	84	74	36%
Net cash generated from operating activities	783	930	536	1,040	608	685	29%
Free cash flow	665	856	370	948	509	604	30%
Total assets	8,203	8,227	8,703	8,333	8,249	7,912	(1%	)
Total equity	4,215	4,349	5,037	4,761	4,956	4,663	(15%	)
Equity ratio	51.4%	52.9%	57.9%	57.1%	60.1%	58.9%

Full-time employees at the end of the period	32,819	32,252	32,136	32,016	31,549	30,867	4%

Basic earnings per share/ADR (in EUR)	1.30	1.13	1.13	1.00	0.97	0.96	34%
Diluted earnings per share/ADR (in EUR)	1.30	1.12	1.12	1.00	0.96	0.95	34%
Average number of shares outstanding (million)	549.1	556.7	557.6	563.5	569.1	571.6	(4%	)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	552.4	560.5	561.9	568.1	573.8	576.7	(4%	)

Sales by business segment:
Modern insulins (insulin analogues)	1,158	1,058	1,056	971	935	899	24%
Human insulins	374	366	375	363	354	356	5%
Protein-related products	84	84	77	77	70	86	18%
Victoza®	308	268	281	208	168	147	83%
Oral antidiabetic products (OAD)	88	96	88	75	88	95	0%
Diabetes care total	2,012	1,872	1,877	1,694	1,615	1,583	24%

NovoSeven®	329	257	286	274	287	273	15%
Norditropin®	194	181	180	171	158	168	22%
Other products	83	78	92	80	86	81	(34%	)
Biopharmaceuticals total	606	516	558	525	531	522	14%

Sales by geographic segment:
North America	1,123	985	1,019	914	827	809	36%
Europe	684	618	672	634	651	616	5%
International Operations	371	368	331	307	323	296	14%
Region China	208	217	174	158	154	185	35%
Japan & Korea	232	200	239	206	191	199	21%

Segment operating profit:
Diabetes care	709	624	594	488	458	418	54%
Biopharmaceuticals	320	235	223	265	248	309	29%

Company Announcement No 50 / 2012				Page 23 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

Appendix 7: Key currencies assumptions / supplementary information

DKK per 100	2011 average exchange	YTD 2012 average exchange	Current exchange rate as of
	rates	rates as of 6 August 2012	6 August 2012

USD	536	579	601
JPY	6.73	7.28	7.67
CNY	83	91	94
GBP	859	910	936

Company Announcement No 50 / 2012				Page 24 of 24
Financial report for the period 1 January 2012 to 30 June 2012

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4444 6626

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: AUGUST 9 , 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer